SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

IMPRIMIS PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

45323A 102

(CUSIP Number)

Mark L. Baum

Managing Member

DermaStar International, LLC

1302 Waugh Dr., Suite 618

Houston, Texas 77109

858-405-4448

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 12, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box        .

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 45323A 102		13D	Page 2 of 4 Pages
1	NAMES OF REPORTING PERSONS DermaStar International, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) . (b) .
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) .
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7		SOLE VOTING POWER 0
	8		SHARED VOTING POWER 0
	9		SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) .
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

1 Funds from working capital were used to acquire the securities over which DermaStar previously had shared voting and dispositive power.

Explanatory Note:

This Amendment No. 2 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D initially filed on April 30, 2012 and amended on May 2, 2012 (as amended, the “Statement”), on behalf of DermaStar International, LLC (“DermaStar”), Mark L. Baum and Robert J. Kammer (such individuals together with DermaStar, the “Reporting Persons”) relating to the beneficial ownership of Common Stock, par value $0.001 per share (the “Common Stock”) of Imprimis Pharmaceuticals, Inc. (the “Issuer”).  This Amendment relates only to changes to DermaStar’s beneficial ownership of the Issuer’s Common Stock.  As of the date of the event requiring reporting on this Amendment, the other Reporting Persons no longer have shared beneficial ownership with DermaStar with respect to any of the Issuer’s Common Stock and are filing separate Schedule 13Ds.  Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement.  Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement.

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is amended by adding the following paragraphs immediately after the end thereof:

Effective on June 29, 2012, DermaStar converted all ten (10) of its shares of Series A Preferred Stock into 7,498,500 shares of Common Stock and received from the Issuer $200,000 in consideration for DermaStar’s agreement to convert such shares, all pursuant to the terms of a conversion agreement between DermaStar and the Issuer dated June 29, 2012 (the “Series A Conversion Agreement”).

On July 12, 2012, DermaStar distributed to its members and to certain additional individuals all shares of the Issuer’s Common Stock held of record by DermaStar as of that date (the “Distribution Transaction”), which consisted of the following: (a) 7,498,500 shares of Common Stock received pursuant to the Series A Conversion Agreement, (b) an additional 8,240,045 shares of Common Stock held by DermaStar as of July 12, 2012, and (c) the Warrant.  As a result of the Distribution Transaction, DermaStar ceased to be a beneficial owner of any shares of the Issuer’s Common Stock (or rights to acquire the Issuer’s Common Stock).

Item 5.

Interest in Securities of the Issuer.

Items 5(a) through 5(c) and 5(e) are amended and restated in their entirety to read as follows:

(a)

DermaStar is the beneficial owner of zero shares of Common Stock (including rights to acquire Common Stock).

(b)

DermaStar has the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition of, and shared power to dispose or direct the disposition of, zero shares of Common Stock (including rights to acquire Common Stock).

(c)

Except as reported herein, DermaStar has not effected any transactions in the Issuer’s securities within the past 60 days.

(e)

Effective as of the date of this Amendment, DermaStar ceased to be the beneficial owner of any shares of Common Stock (or rights to acquire the Issuer’s Common Stock).

Item 7.

Material to be Filed as Exhibits.

Exhibit 10

Series A Conversion Agreement, dated June 29, 2012, by and between Imprimis Pharmaceuticals, Inc. and DermaStar International, LLC (incorporated by reference to Exhibit 10.39 to the Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on July 25, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 2012

DERMASTAR INTERNATIONAL, LLC

/s/ Mark L. Baum

By: Mark L. Baum

Its: Managing Member

/s/ Robert J. Kammer

By: Dr. Robert J. Kammer

Its: Managing Member

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